Exhibit 99.1

Akzo Nobel N.V.

Media release

July 13, 2026

AkzoNobel’s Russian subsidiaries placed under temporary external administration

(AKZA; AKZOY)

AkzoNobel has taken note of a presidential decree signed by the President of Russia placing the company’s Russian subsidiaries under temporary external administration as of today.

Under temporary external administration, operational oversight is transferred to a designated external entity, while underlying ownership remains unchanged. AkzoNobel is currently reviewing the decree and assessing its implications. Russia represents less than 2% of AkzoNobel’s revenue and is not material to the company’s overall financial performance.

The company remains committed to supporting its employees and safeguarding its interests as shareholder of AkzoNobel’s Russian subsidiaries.

Following the EU sanctions introduced in 2022, AkzoNobel discontinued a significant part of its activities in Russia. The remaining operations have since been fully localized and ringfenced, operating independently without financial support from Akzo Nobel N.V.

This is a public announcement by Akzo Nobel N.V. pursuant to section 17 paragraph 1 of the European Market Abuse Regulation (596/2014).

About AkzoNobel

Since 1792, we’ve been supplying the innovative paints and coatings that help to color people’s lives and protect what matters most. Our world class portfolio of brands – including Dulux, International, Sikkens and Interpon – is trusted by customers around the globe. We’re active in more than 150 countries and use our expertise to sustain and enhance everyday life. Because we believe every surface is an opportunity. It’s what you’d expect from a pioneering and long-established paints company that’s dedicated to providing more sustainable solutions and preserving the best of what we have today – while creating an even better tomorrow. Let’s paint the future together.

Not for publication – for more information AkzoNobel Media Relations	AkzoNobel Investor Relations

T +31 (0)88 - 969 7833 Contact: Joost Ruempol Media.relations@akzonobel.com	T +31 (0)88 - 969 0139 Contact: Jan Willem Enhus Investor.relations@akzonobel.com

Safe Harbor Statement

This media release contains statements which address such key issues as AkzoNobel’s growth strategy, future financial results, market positions, product development, products in the pipeline and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecast and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures, as well as significant market disruptions. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business, please see our latest annual report.

Christian Neefestraat 2 1077 WW Amsterdam P.O. Box 75730 1070 AS Amsterdam The Netherlands	T +31 (0)88 969 7833 E media.relations@akzonobel.com www.akzonobel.com